UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Interim consolidated financial statements

March 31, 2019

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar – Torre A

Caixa Postal 79518 – CEP 04707-970 – São Paulo/SP – Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Report on Review of the Interim Financial Information

To the Management, Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) contained in the Quarterly Information Form—ITR for the quarter ended March 31, 2019, which comprises the statement of financial position as of March 31, 2019, and the respective statements of profit and loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board – IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements of interim financial information (NBC TR 2410—Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, consequently, does not enabled us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB.

São Paulo, May 15, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais—R$)

	Note	March 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	5.1	4,661,559	3,621,798
Marketable securities	5.2	2,769,792	4,202,835
Trade receivables	5.3	1,852,741	1,545,643
Derivative financial instruments	5.8	185,855	181,815
Inventories	7	735,604	716,290
Receivables from related parties	5.4	49,312	44,680
Income tax receivable		191,893	279,157
Other current tax receivable	6	821,955	796,199
Dividends receivable		14,797	27,320
Other current assets		562,921	543,853

Total current assets		11,846,429	11,959,590
Trade non-current receivables	5.3	39,565	42,549
Restricted cash	5.2	126,219	115,124
Deferred tax assets	13	1,614,897	1,540,693
Receivables from related parties	5.4	87,785	90,390
Income taxes receivable		260,330	260,330
Other non-current tax receivable	6	836,798	851,492
Judicial deposits	14	905,042	878,807
Derivative financial instruments	5.8	2,583,605	2,367,042
Other non-current assets		562,273	407,916
Investments in associates	8.1	373,857	378,519
Investments in joint ventures	9	7,987,127	8,077,907
Right-of-use assets	10.3	2,028,659	—
Property, plant and equipment	10.1	11,711,326	12,417,822
Intangible assets and goodwill	10.2	16,937,287	16,972,535

Total non-current assets		46,054,770	44,401,126

Total assets		57,901,199	56,360,716

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais—R$)

	Note	March 31, 2019	December 31, 2018
Liabilities
Loans, borrowings and debentures	5.5	2,670,584	2,115,305
Leases	5.6	283,452	120,491
Derivative financial instruments	5.8	—	3,880
Trade payables	5.7	1,984,966	1,923,920
Employee benefits payable		227,553	339,968
Income tax payables		34,071	36,164
Other taxes payable	12	353,301	245,587
Dividends payable		184,917	187,415
Concessions payable	11	29,634	28,797
Payables to related parties	5.4	379,616	355,971
Deferred revenue		7,548	9,473
Other financial liabilities		358,644	455,702
Other current liabilities		328,541	418,145

Total current liabilities		6,842,827	6,240,818
Loans, borrowings and debentures	5.5	21,645,216	20,459,008
Leases	5.6	1,941,257	432,859
Preferred shareholders payable in subsidiaries		1,113,523	1,097,490
Derivative financial instruments	5.8	22,308	21,834
Other taxes payable	12	153,061	154,599
Provision for legal proceedings	14	1,449,088	1,363,168
Concessions payable	11	3,251,547	3,179,771
Post-employment benefits	22	585,512	579,870
Deferred tax liabilities	13	4,047,826	4,093,019
Deferred revenue		40,464	42,044
Other non-current liabilities		714,791	726,880

Total non-current liabilities		34,964,593	32,150,542

Total liabilities		41,807,420	38,391,360

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		2,209,133	3,112,274
Accumulated other comprehensive loss		(723,413)	(587,173)
Retained earnings		3,974,086	4,083,974
Profit for the period		190,216	—

Equity attributable to:
Owners of the Company		5,655,350	6,614,403
Non-controlling interests	8.2	10,438,429	11,354,953

Total shareholders’ equity		16,093,779	17,969,356

Total shareholders’ equity and liabilities		57,901,199	56,360,716

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais—R$, except earnings per share)

	Note	March 31, 2019	March 31, 2018
Net sales	17	4,720,212	3,543,428
Cost of sales	18	(3,469,327)	(2,512,680)

Gross profit		1,250,885	1,030,748

Selling expenses	18	(264,022)	(245,069)
General and administrative expenses	18	(258,485)	(213,350)
Other income (expenses), net	19	(5,069)	(22,661)

Operating expenses		(527,576)	(481,080)

Income before equity in earnings of investees, financial results and taxes		723,309	549,668

Interest in earnings of associates	8	(26,798)	(2,807)
Interest in earnings of joint ventures	9	303,833	297,657

Equity in earnings of investees		277,035	294,850
Finance expense		(807,381)	(499,883)
Finance income		126,796	188,848
Foreign exchange, net		(71,144)	(75,957)
Derivatives		229,102	(133,688)

Finance results, net	20	(522,627)	(520,680)
Profit before taxes		477,717	323,838

Income tax (expenses), benefits	13
Current		(152,270)	52,385
Deferred		70,982	(135,436)

		(81,288)	(83,051)
Profit for the period		396,429	240,787

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan		—	(54)

		—	(54)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect		(33,094)	(23,847)
(Loss) / gain on cash flow hedge in joint ventures		(179,877)	3,317
Changes in fair value of financial assets		10	32

		(212,961)	(20,498)

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais—R$, except earnings per share)

Total other comprehensive (loss) income, net of tax			(212,961)		(20,552)

Total comprehensive income			183,468		220,235

Total net income attributable to:
Owners of the Company			190,216		106,304
Non-controlling interests			206,213		134,483

			396,429		240,787
Total comprehensive income attributable to:
Owners of the Company			53,976		129,578
Non-controlling interests			129,492		90,657

			183,468		220,235
Basic earnings (loss) per share from:
Continuing operations	16	R$	0.8254	R$	0.4371

Basic earnings (loss) per share from:		R$	0.8254	R$	0.4371
Diluted earnings (loss) per share from:
Continuing operations	16	R$	0.7900	R$	0.4124

Diluted earnings (loss) per share from:		R$	0.7900	R$	0.4124

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

Initial adoption of IFRS 16, net of tax—Note 3.1	—	—	—	(109,888)	(109,888)	(422,462)	(532,350)

At January 1, 2019	5,328	3,112,274	(587,173)	3,974,086	6,504,515	10,932,491	17,437,006

Net income for the period	—	—	—	190,216	190,216	206,213	396,429
Other comprehensive income: Note 15
Loss on cash flow hedge in joint ventures	—	—	(108,387)	—	(108,387)	(71,490)	(179,877)
Foreign currency translation effects	—	—	(27,859)	—	(27,859)	(5,235)	(33,094)
Change in fair value of financial assets	—	—	6	—	6	4	10

Total comprehensive income for the year	—	—	(136,240)	190,216	53,976	129,492	183,468

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(243)	—	—	(243)	243	—
Dividends	—	—	—	—	—	(1,762)	(1,762)
Treasury shares acquired	—	(473,456)	—	—	(473,456)	—	(473,456)
Share-based payment transactions	—	11,547	—	—	11,547	2,814	14,361

Total contributions by and distributions to owners of the Company	—	(462,152)	—	—	(462,152)	1,295	(460,857)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(440,989)	—	—	(440,989)	(624,849)	(1,065,839)

At March 31, 2019	5,328	2,209,133	(723,413)	4,164,302	5,655,350	10,438,429	16,093,779

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

Adjustment on initial application of IFRS 9, net of tax	—	—	—	(3,163)	(3,163)	(4,185)	(7,348)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,935	6,035,594	11,016,471	17,052,065

Net income for the year	—	—	—	106,304	106,304	134,483	240,787
Other comprehensive income: Note 15
Gain on cash flow hedge in joint ventures	—	—	1,940	—	1,940	1,377	3,317
Foreign currency translation effects	—	—	(17,594)	—	(17,594)	(6,253)	(23,847)
Actuarial loss on defined benefit plan	—	—	(11)	—	(11)	(43)	(54)
Change in fair value of financial assets	—	—	18	—	18	14	32

Total comprehensive income for the year	—	—	(15,647)	106,304	90,657	129,578	220,235

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(270)	—	—	(270)	270	—
Share options exercised—Subsidiaries	—	9,035	—	—	9,035	6,096	15,131
Dividends	—	—	—	—	—	(960)	(960)
Share-based payment transactions	—	9,909	—	—	9,909	2,294	12,203

Total contributions by and distributions to owners of the Company	—	18,674	—	—	18,674	7,700	26,374

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(10,764)	—	—	(10,764)	667	(10,097)

At March 31, 2018	5,328	3,253,453	(409,859)	3,285,239	6,134,161	11,154,416	17,288,577

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$)

	Note	March 31, 2019	At March 31, 2018
Cash flows from operating activities
Profit before taxes		477,717	323,838
Adjustments for:
Depreciation and amortization		562,804	473,293
Lease and concession		—	49,643
Interest in earnings of associates	8.1	26,798	2,807
Interest in earnings of joint ventures	9	(303,833)	(297,657)
Loss on disposals assets		6,363	2,777
Share-based payment		14,831	12,679
Legal proceedings provision		45,734	30,762
Indexation charges, interest and exchange, net		567,385	549,394
Deferred revenue		(3,505)	(2,437)
Provisions for employee benefits		49,707	39,578
Allowance for doubtful accounts		2,124	5,930
Other		(99,098)	(4,317)

		1,347,027	1,186,290
Changes in:
Trade receivables		(271,634)	(31,035)
Inventories		(23,622)	21,218
Other current tax receivable		105,359	(21,452)
Income tax receivable		(57,342)	(74,861)
Related parties, net		1,469	(70,271)
Trade payables		45,153	(85,479)
Employee benefits		(165,487)	(136,970)
Provision for legal proceedings		(20,292)	(29,147)
Other financial assets		(74,132)	(57,970)
Judicial deposits		(20,107)	(22,065)
Cash received on sale of credit rights		—	1,340,000
Post-employment benefits		(8,893)	(7,764)
Concessions payable		(3,505)	(26,548)
Other assets and liabilities, net		(99,398)	(122,530)

		(592,431)	675,126
Net cash generated by operating activities		754,596	1,861,416

Cash flows from investing activities
Capital contribution in associates		(26,045)	—
Acquisition of subsidiary, net of cash acquired		—	(35,869)
Marketable securities		1,470,693	334,734
Restricted cash		(10,900)	28,795
Dividends received from associates		1,949	347
Dividends received from joint ventures		230,470	408,151
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets		(693,862)	(623,479)
Cash received on sale of fixed assets, and intangible assets		28	1,123

Net cash generated in investing activities		972,333	113,802

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	3,027,460	2,176,875
Amortization of principal on loans, borrowings and debentures	5.5	(1,469,202)	(1,837,194)
Payment of interest on loans, borrowings and debentures	5.5	(468,768)	(428,324)
Payment of derivative financial instruments		(107,279)	(595,404)
Receipt of derivative financial instruments		106,529	585,425
Amortization of principal on leases	5.6	(58,075)	(262,602)
Payment of interest on leases	5.6	(39,917)	(43,494)
Real estate credit certificates		—	(29,439)
Capital contribution from non-controlling interest	8.1	434,000	—
Payments to redeem entity’s shares	1	(473,456)	(9,996)
Acquisition of non-controlling interests	8.1	(1,627,773)	—
Dividends paid		(2,668)	(37,721)
Share options exercised		—	15,131

Net cash used in financing activities		(679,149)	(466,743)

Increase in cash and cash equivalents		1,047,780	1,508,475

Cash and cash equivalents at beginning of period		3,621,798	4,555,177

Effect of exchange rate fluctuations on cash held		(8,019)	38,952

Cash and cash equivalents at end of period		4,661,559	6,102,604

Additional information
Income tax paid		46,037	44,024

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$)

Non-cash transaction

During the period ended March 31, 2019, the Company carried out the following transactions that did not involve cash and are therefore not reflected in the statement of cash flows:

i.	Acquisitions of construction assets for the distribution network with payment of term in the amount of R$35,035.

ii.	Contingent consideration asset in the subsidiary Moove, with a down payment in the amount of R$128,000 (Note 8.2).

iii.	Recognition of litigation indemnification in the amount of R$50,284 (Note 19).

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais—R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 60.25% and 72.50% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On December 21, 2018, the subsidiary Cosan Lubes Investments Limited (“CLI” or “Moove”) and CVC Fund VII (“CVC”) entered into an investment agreement pursuant to which CVC will subscribe for shares in CLI’s capital in a total amount of R$562 million (which is equivalent to approximately 30% of CLI’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, Moove received R$434 million at the closing of the transaction and may receive up to approximately R$128 million until 2021. Additional information see Note 8.2.

On January 3, 2019, the Company acquired 14,228,134 of our Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately R$473,456 excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan Limited as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining.

On March 8, 2019, Cosan S.A. announced the conclusion of the voluntary tender offer (“Voluntary TO”) held on the same date for acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares of Comgás were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per preferred share, representing approximately 14.77% of Comgás’s capital stock. As a result, we increased our interest in Comgás from 80.12% prior to the tender offer to 94.88% following the conclusion of the tender offer. Additional information see Note 8.2.

On March 28, 2019, Rumo S.A. (“Rumo”) announced that it has won the tender (International Bidding No. 02/2018) organized by ANTT to operate the railway network located between the cities of Porto Nacional, in the state of Tocantis and Estrela d’Oeste, in the state of São Paulo. Rumos bid was of R$2,719,000. The final granting of the concession to Rumo is subject to the completion of the remaining stages of the tender detailed in the tender notice, including an analysis of Rumos licensing documents. Rumo will be required to pay (i) 5% of the value of its bid within 45 days of the publication of the ANTT’s final decision, and (ii) the remainder in 120 quarterly installments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession.

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2018.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of IFRS 16 Leases, whose effects and changes are disclosed in Note 3.1, effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 10, 2019.

3	Accounting policies

These interim consolidated financial statements were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2018, except for the adoption of IFRS 16—Leases, whose effects and changes are disclosed in Note 3.1 effective as of January 1, 2019. The Company has not adopted in advance any other standard or interpretation issued that is not yet in force.

3.1	New standards, interpretations and changes adopted by the Company

IFRS 16 Leases

IFRS 16 introduced a single model for the accounting of leases in the balance sheet of lessees. As a result, the Company, as a lessee, recognized the rights to use assets that represent its rights to use the underlying assets and the lease liabilities that represent its obligation to make lease payments. The lessor’s accounting remains similar to previous accounting policies.

The Company has chosen to use the modified retrospective approach in which the cumulative effect of the initial adoption is recognized as an adjustment to the opening balance of retained earnings on January 1, 2019. Therefore, the comparative information presented for the year ended December 31, 2018 has not been restated—or and is presented as previously reported in accordance with IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below:

(a)	In the definition of lease

Previously, the Company determined, at the inception of the agreement, whether it was or contained a lease under IFRIC 4—Complementary Aspects of Leasing Operations. The Company now assesses whether a lease is or contains a lease based on the new lease definition. According to IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for consideration.

In the transition to IFRS 16, the Company opted to apply the practical case of maintaining the evaluation of which transactions are leases, to which IFRS 16 applied. The contracts that were not identified as leases in accordance with IAS 17 and IFRIC 4 were not revalued. Accordingly, the new lease definition in accordance with IFRS 16 was applied only to contracts entered into or amended on or after January 1, 2019.

At the inception or revaluation of a lease component, the Company allocates the lease consideration to each lease component rather than lease based on its individual lease price.

(b)	In the treatment as a lessee

The company leases assets, including real estate, rail infrastructure, port, rolling stock (locomotives and wagons), vehicles and IT equipment. As a lessee, the Company previously classified operating or financial leases based on its assessment as to whether the lease substantially transferred all the risks and benefits of the property. In accordance with IFRS 16, the Company recognizes the right to use assets and the lease liabilities for most leases—that is, these leases are recorded in the balance sheet.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets (eg IT equipment). The Company recognizes the payments associated with these leases as an expense under the straight-line method over the lease term.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company presents the carrying amounts of the right-of-use assets (including assets previously classified as financial leases) in a specific balance sheet line called “Right-of-use assets”. Likewise, it records the liabilities in a separate account called “Leases”.

(i)	Accounting policy adopted as of January 1, 2019 meaning:

Previously, the Company determined at the inception of the agreement whether it was or contained a lease under IFRIC 4—Complementary Aspects of Leasing Operations. The company now assesses whether a lease is or contains a lease based on the new lease definition. According to IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use assets and a lease liability at the date of commencement of the lease.

The right-of-use assets is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment, and adjusted for certain measurements of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the interest rate implied in the lease or, if that rate can not be determined immediately, the incremental loan rate of Company and its subsidiaries. Generally, the Company uses its incremental loan rate as the discount rate.

The Company has applied a judgment to determine the lease term of some contracts that include renewal options. The evaluation of whether the Company is reasonably certain to exercise these options has an impact on the term of the lease, which significantly affects the value of lease liabilities and recognized right-of-use assets. The extension and termination options are included in several lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

(ii)	Transition

Previously, the Company classified leases of railway infrastructure and rolling stock as operating leases in accordance with IAS 17. Some leases are adjusted by inflation indexes such as IGP-M or IPCA.

Lease liabilities were measured at the present value of the remaining payments, discounted by the incremental loan rate of the Company on January 1, 2019. The rights to use assets are measured:

i.

At its book value as if IFRS 16 had been applied since the commencement date, discounted by the lessee’s incremental borrowing rate at the date of initial application—the company applied this approach to its larger property leases infrastructure , port and rolling stock; or

ii.	At the amount equivalent to the lease liability, adjusted for the amount of any prepayment or accumulated rent—the Company applied this approach to all other leases.

The Company used the following practical arrangements when applying IFRS 16 to leases previously classified as operating leases in accordance with IAS 17:

i.	It applied the exemption for not recognizing rights-of-use assets and liabilities for leases with terms less than 12 months.

ii.	Excluded the initial direct costs of measuring the right to use asset at the date of initial application.

iii.	It used late perception when determining the term of the lease if the contract contained options to extend or terminate the lease.

Leases classified and previously recorded as finance leases under IAS 17 had the book value of the right to use the asset and the lease liability on January 1, 2019 determined by the carrying amount of the lease and liability assets lease immediately prior to that date. Extension and termination options are included in various lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(c)	Impact on statement of financial position on January 1, 2019:

January 1, 2019
Current assets
Other current assets	2,490
Non-current assets
Other non-current assets	8,030
Deferred tax assets	45,650
Right-of-use assets	1,137,061

Total on non-current assets	1,198,226

Total on assets	1,200,716
Current liabilities
Leases	(165,714)
Non-current liabilities
Leases	(1,567,352)

Total on liabilities	(1,733,066)
Shareholders’ equity
Retained earnings	(532,350)

Total on shareholders’ equity	(532,350)

The joint ventures Raízen Energia S.A. and Raízen Combustíveis S.A. recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics.

When measuring lease liabilities for those leases previously classified as operating leases, the Company discounted lease payments using its incremental loan rate on January 1, 2019. The weighted average rates applied follow a range from 4.00% to 8.11% per year.

3.2	Other standards and interpretations effective as of January 1, 2019, without effects on the financial statements

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting of income taxes when tax treatment involves uncertainty that affects the application of IAS 12 and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically treatment of interest and penalties associated with uncertain taxes.

The Company is subject to examination by the tax authorities, with the five fiscal years open in general. The Company has audits in progress at various stages of completion, one of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

Have not been identified effects of interpretation adoption IFRIC 23 that could affect the Company accounting policies and its interim consolidated financial statements.

4	Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistic: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

v.

Moove: Production and distribution of lubricants licensed under the Mobil brand in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and European market through the subsidiaries CLE, Stanbridge, TTA, LubrigrupoII, Cosan Lubrificantes S.R.L (“Cosan S.R.L”) and Moove Lubricants under the Comma brand for the European and Asian market and corporate activities (“Moove”).

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation of joint ventures”.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	7,560,998	21,073,405	4,390,694	2,607,433	1,282,348	1,722,438	306	(33,025,097)	(9,432)	5,603,093
Domestic market (i)	2,353,942	21,073,405	4,390,694	2,607,433	1,143,979	1,722,438	306	(27,818,041)	(9,432)	5,464,724
External market	5,207,056	—	—	—	138,369	—	—	(5,207,056)	—	138,369
Net sales	7,120,028	20,033,141	3,128,122	2,060,052	1,034,341	1,634,946	306	(30,281,291)	(9,432)	4,720,213
Cost of sales	(6,651,275)	(19,120,447)	(2,779,020)	(1,498,927)	(826,358)	(1,153,474)	—	28,550,742	9,432	(3,469,327)
Gross profit	468,753	912,694	349,102	561,125	207,983	481,472	306	(1,730,549)	—	1,250,886
Selling expenses	(235,450)	(342,945)	(163,613)	(149,238)	(112,024)	(2,843)	83	742,008	—	(264,022)
General and administrative expenses	(124,437)	(130,697)	(31,874)	(83,607)	(37,643)	(83,226)	(54,009)	287,008	—	(258,485)
Other income (expenses), net	48,030	260,632	20,006	3,469	1,038	(21,527)	11,951	(328,668)	—	(5,069)
Interest in earnings of associates	—	110,742	—	—	1,725	4,750	363,958	(110,742)	(397,231)	(26,798)
Interest in earnings of joint ventures	4,689	1	—	—	—	—	303,833	(4,690)	—	303,833
Financial results	(155,050)	33,868	(104,908)	(52,477)	(3,118)	(324,445)	(142,587)	226,090	—	(522,627)
Finance expense	(316,305)	(176,802)	(17,291)	(99,040)	(10,703)	(435,118)	(262,520)	510,398	—	(807,381)
Finance Income	125,371	61,695	5,273	46,634	3,509	41,876	34,777	(192,339)	—	126,796
Foreign exchange losses, net	26,488	58,706	(92,890)	(3,316)	(9,252)	(26,945)	(31,631)	7,696	—	(71,144)
Derivatives	9,396	90,269	—	3,245	13,328	95,742	116,787	(99,665)	—	229,102
Income tax (expense)benefit	6,890	(225,469)	42,029	(99,332)	(15,371)	(27,811)	61,226	176,550	—	(81,288)

Profit (loss) from continuing operations	13,425	618,826	110,742	179,940	42,590	26,370	544,761	(742,993)	(397,231)	396,430

Net income attributable to:
Owners of the Parent	12,645	598,014	110,742	159,830	29,390	5,084	541,164	(721,401)	(545,252)	190,216
Non-controlling interests	780	20,812	—	20,110	13,200	21,286	3,597	(21,592)	148,021	206,214

	13,425	618,826	110,742	179,940	42,590	26,370	544,761	(742,993)	(397,231)	396,430
Other select data:
Depreciation and amortization	728,597	83,315	102,530	115,395	20,480	422,455	4,474	(914,442)	—	562,804
EBITDA	890,182	893,742	276,151	447,144	81,559	801,081	630,596	(2,060,075)	(397,231)	1,563,149
Additions to PP&E, intangible and Contracts assets	1,078,021	72,995	18,480	146,182	3,282	542,608	1,790	(1,169,496)	—	693,862
Reconciliation of EBITDA:
Profit (loss) for the period	13,425	618,826	110,742	179,940	42,590	26,370	544,761	(742,993)	(397,231)	396,430
Income tax and social contribution	(6,890)	225,469	(42,029)	99,332	15,371	27,811	(61,226)	(176,550)	—	81,288
Financial results, net	155,050	(33,868)	104,908	52,477	3,118	324,445	142,587	(226,090)	—	522,627
Depreciation and amortization	728,597	83,315	102,530	115,395	20,480	422,455	4,474	(914,442)	—	562,804

EBITDA	890,182	893,742	276,151	447,144	81,559	801,081	630,596	(2,060,075)	(397,231)	1,563,149

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2018

	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations / adjustments	Consolidated
Statement of profit or loss:
Gross sales	4,512,938	19,494,972	1,430,876	724,572	1,396,683	400	(24,007,910)	(9,103)	3,543,428
Domestic market	2,926,654	19,494,972	1,430,876	710,294	1,350,752	400	(22,421,626)	(9,103)	3,483,219
External market	1,586,284	—	—	14,278	45,931	—	(1,586,284)	—	60,209
Cost of sales	(3,945,052)	(18,521,684)	(942,432)	(578,497)	(1,000,714)	(140)	22,466,736	9,103	(2,512,680)
Gross profit	567,886	973,288	488,444	146,075	395,969	260	(1,541,174)	—	1,030,748
Selling expenses	(155,094)	(345,102)	(154,465)	(86,776)	(3,828)	—	500,196	—	(245,069)
General and administrative expenses	(173,414)	(135,328)	(76,772)	(22,643)	(69,615)	(44,320)	308,742	—	(213,350)
Other income (expense), net	108,456	99,384	(252)	(1,109)	(4,396)	(16,904)	(207,840)	—	(22,661)
Financial results	(36,292)	(72,366)	(21,631)	(9,032)	(348,825)	(141,192)	108,658	—	(520,680)
Finance expense	(198,882)	5,972	(96,864)	(7,128)	(342,905)	(54,525)	192,910	1,538	(499,884)
Finance income	138,776	48,796	73,331	2,967	75,599	38,490	(187,572)	(1,538)	188,849
Foreign exchange losses, net	6,344	(87,080)	5,415	(1,833)	(12,973)	(66,566)	80,736	—	(75,957)
Derivatives	17,470	(40,054)	(3,513)	(3,038)	(68,546)	(58,591)	22,584	—	(133,688)
Interest in earnings of associates	(4,158)	—	—	(5,059)	1,380	326,998	4,158	(326,126)	(2,807)
Interest in earnings of joint ventures	—	—	—	—	—	297,657	—	—	297,657
Income tax expense benefit	(72,394)	(142,856)	(76,348)	(8,478)	(28,385)	30,160	215,250	—	(83,051)

Profit (loss) from continuing operations	234,990	377,020	158,976	12,978	(57,700)	452,659	(612,010)	(326,126)	240,787
Total net income attributable to:
Owners of the Company	234,976	361,806	126,978	12,978	(16,225)	448,101	(596,782)	(465,528)	106,304
Non-controlling interests	14	15,214	31,998	—	(41,475)	4,558	(15,228)	139,402	134,483

	234,990	377,020	158,976	12,978	(57,700)	452,659	(612,010)	(326,126)	240,787
Other selected data:
Depreciation and amortization	611,588	70,203	117,416	20,853	331,120	3,904	(681,791)	—	473,293
EBITDA	955,264	662,445	374,371	51,341	650,630	567,595	(1,617,709)	(326,126)	1,317,811
Additions to PP&E, intangible and biological assets	1,016,207	88,767	97,201	11,198	483,743	223	(1,104,974)	—	592,365
Reconciliation of EBITDA:
Profit (loss) for the period	234,990	377,020	158,976	12,978	(57,700)	452,659	(612,010)	(326,126)	240,787
Income tax and social contribution	72,394	142,856	76,348	8,478	28,385	(30,160)	(215,250)	—	83,051
Financial result, net	36,292	72,366	21,631	9,032	348,825	141,192	(108,658)	—	520,680
Depreciation and amortization	611,588	70,203	117,416	20,853	331,120	3,904	(681,791)	—	473,293

EBITDA	955,264	662,445	374,371	51,341	650,630	567,595	(1,617,709)	(326,126)	1,317,811

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	3,189,859	2,316,713	501,878	864,906	601,175	959,794	2,235,684	(6,008,450)	—	4,661,559
Marketable securities	—	—	—	931,854	11,682	1,600,457	225,799	—	—	2,769,792
Trade receivables	974,025	2,563,163	337,721	905,827	522,964	453,242	10,273	(3,874,909)	—	1,892,306
Derivative financial instruments	1,350,963	786,149	9,017	374,796	38,491	1,013,182	1,342,991	(2,146,129)	—	2,769,460
Inventories	797,083	2,168,125	1,110,063	63,452	402,428	267,471	2,253	(4,075,271)	—	735,604
Other current assets	3,551,789	2,655,735	1,045,979	492,312	232,423	449,350	988,547	(7,253,503)	(521,754)	1,640,878
Other non-current assets	4,710,342	3,671,795	57,424	353,033	844,472	2,719,169	1,613,066	(8,439,561)	(1,136,396)	4,393,344
Investments in associates	—	3,202,864	—	—	15,647	39,277	13,767,917	(3,202,864)	(13,448,984)	373,857
Investments in joint ventures	572,918	—	268	—	—	—	7,987,127	(573,186)	—	7,987,127
Biological assets	812,965	—	—	—	—	—	—	(812,965)	—	—
Property, plant and equipment	11,834,699	2,609,988	3,252,383	—	311,198	11,226,530	173,598	(17,697,070)	—	11,711,326
Intangible assets and goodwill	3,630,418	2,543,256	9,664	8,271,564	1,192,674	7,465,172	7,877	(6,183,338)	—	16,937,287
Right-of-use assets	4,009,474	135,979	430,878	14,662	24,077	1,953,000	36,920	(4,576,331)	—	2,028,659
Loans, borrowings and debentures	(12,161,698)	(4,698,497)	(392,614)	(3,627,166)	(796,741)	(10,602,345)	(9,289,548)	17,252,809	—	(24,315,800)
Derivative financial instruments	(1,145,599)	(88,624)	—	—	—	(173)	(22,135)	1,234,223	—	(22,308)
Trade payables	(4,189,363)	(2,563,631)	(1,272,561)	(1,052,190)	(501,202)	(428,632)	(2,942)	8,025,555	—	(1,984,966)
Employee benefits payable	(399,418)	(104,768)	(39,578)	(35,699)	(33,292)	(139,578)	(18,984)	543,764	—	(227,553)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,113,523)	—	—	(1,113,523)
Lease	(3,831,635)	(136,794)	(423,009)	(14,842)	(34,800)	(2,137,573)	(37,494)	4,391,438	—	(2,224,709)
Other current liabilities	(1,033,667)	(4,920,054)	(623,303)	(207,377)	(480,268)	(665,728)	(874,860)	6,577,024	551,961	(1,676,272)
Other non-current liabilities	(1,274,413)	(5,223,068)	(801,346)	(1,991,773)	(786,264)	(6,376,559)	(2,193,886)	7,298,827	1,106,193	(10,242,289)

Total assets (net of liabilities) allocated by segment	11,398,742	4,918,331	3,202,864	5,343,359	1,564,664	7,796,056	14,838,680	(19,519,937)	(13,448,980)	16,093,779

Total assets	35,434,535	22,653,767	6,755,275	12,272,406	4,197,231	28,146,644	28,392,052	(64,843,577)	(15,107,134)	57,901,199

Equity attributable to owners of the Company	11,363,480	4,677,467	3,202,864	5,109,180	1,114,198	1,565,365	14,834,835	(19,243,811)	(16,968,228)	5,655,350
Non-controlling interests	35,262	240,864	—	234,179	450,466	6,230,691	3,845	(276,126)	3,519,248	10,438,429

Total shareholders’ equity	11,398,742	4,918,331	3,202,864	5,343,359	1,564,664	7,796,056	14,838,680	(19,519,937)	(13,448,980)	16,093,779

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2018

	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
		Brasil	Argentina
Statement of financial position:
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	282,572	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	4,144,751
Investments in associates	—	3,056,025	266	—	13,799	44,001	13,111,569	(3,056,291)	(12,790,850)	378,519
Investments in joint ventures	567,785	—	—	—	—	—	8,077,907	(567,785)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,473)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,279,593	1,191,627	7,493,882	7,434	(6,149,333)	—	16,972,536
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payable	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Lease	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	4,823,318	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(19,549,561)	(12,790,945)	17,969,356

Total assets	32,783,857	17,690,095	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(57,001,080)	(14,449,228)	56,360,716

Equity attributable to owners of the Company	11,632,885	4,589,628	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(19,278,538)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	4,823,318	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(19,549,561)	(12,790,945)	17,969,356

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

4.1	Net sales by segment

	March 31, 2019	March 31, 2018
Reported segment
Raízen Energia
Ethanol	2,950,545	2,423,694
Sugar	1,581,597	1,350,250
Gas	623,530	121,722
Diesel	1,199,276	—
Cogeneration	735,880	108,995
Other	29,200	508,277

	7,120,028	4,512,938
Raízen Combustíveis
Fuels	22,298,950	19,494,972
Other	862,313	—

	23,161,263	19,494,972
Comgás
Industrial	1,388,407	941,881
Residential	210,928	190,196
Cogeneration	103,523	58,675
Automotive	79,969	55,194
Commercial	103,927	81,550
Construction revenue	159,936	89,493
Other	13,362	13,887

	2,060,052	1,430,876
Moove
Finished goods	936,818	646,081
Basic oil	90,757	71,009
Services	6,766	7,482

	1,034,341	724,572
Logistic
North operations	1,240,003	1,053,358
South operations	328,422	288,153
Container operations	66,521	55,172

	1,634,946	1,396,683
Reconciliation
Cosan Corporate	306	400

Deconsolidated of joint ventures and eliminations	(30,290,723)	(24,017,013)

Total	4,720,213	3,543,428

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5	Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	March 31, 2019	December 31, 2018
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,729,318	1,600,590
Marketable securities	5.2	2,769,792	4,202,835
Contingent consideration asset	5.9	128,000	—
Derivate financial instruments	5.8	2,769,460	2,548,857

		7,396,570	8,352,282
Amortized cost
Cash and cash equivalents	5.1	2,932,241	2,021,208
Trade receivables	5.3	1,892,306	1,588,192
Restricted cash	5.2	126,219	115,124
Receivables from related parties	5.4	137,097	135,070
Dividends receivable		14,797	27,320

		5,102,660	3,886,914

Total		12,499,230	12,239,196

	Note	March 31, 2019	December 31, 2018
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	13,748,672	10,005,187
Leases	5.6	2,224,709	553,350
Trade payables	5.7	1,984,966	1,923,920
Other financial liabilities		358,644	455,702
Payables to related parties	5.4	379,616	355,971
Dividends payable		184,917	187,415
Tax installments—REFIS	12	213,524	216,984
Preferred shareholders payable in subsidiaries		1,113,523	1,097,490

		20,208,571	14,796,019
Fair value through profit or loss
Loans, borrowings and debentures	5.5	10,567,128	12,569,126
Contingent consideration payable	5.9	72,467	64,969
Derivative financial instruments	5.8	22,308	25,714

		10,661,903	12,659,809

		30,870,474	27,455,828

(i)	Refers to contingent consideration assets related the investment agreement between CLI with CVC fund, as disclosed in Note 1.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.1 Cash and cash equivalents

	March 31, 2019	December 31, 2018
Cash and bank accounts	654,141	111,410
Savings account	1,185,956	1,335,774
Financial investments	2,821,462	2,174,614

	4,661,559	3,621,798

Financial investments are composed as follows:

	March 31, 2019	December 31, 2018
Investment fund
Repurchase agreements	1,091,847	1,179,503
Bank certificate of deposits—CDB	637,471	421,087

	1,729,318	1,600,590

Bank investments
Repurchase agreements	103,846	—
Bank certificate of deposits—CDB	981,258	571,840
Other	7,040	2,184

	1,092,144	574,024

	2,821,462	2,174,614

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in March 31, 2019 (100% of CDI in December 31, 2018) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in note 21.

5.2	Marketable securities and restricted cash

	March 31, 2019	December 31, 2018
Marketable securities
Government security(i)	2,769,792	4,144,797
Bank certificate of deposit—CDB	—	58,038

	2,769,792	4,202,835

Restricted cash
Investments linked to loans	42,039	31,254
Securities pledged as collateral	84,180	83,870

	126,219	115,124

(i)	Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.3 Trade receivables

	March 31, 2019	December 31, 2018
Domestic – Brazilian Reais	1,912,423	1,609,421
Export – Foreign currency	101,953	104,355

	2,014,376	1,713,776
Allowance for doubtful accounts	(122,070)	(125,584)

	1,892,306	1,588,192
Current	1,852,741	1,545,643

Non-current	39,565	42,549

5.4 Related parties

a)	Receivables from and payables to related parties

	March 31, 2019	December 31, 2018
Current Asset
Corporate operation / Agreements
Raízen Energia S.A.(i)	41,399	38,205
Aguassanta Participações S.A.	92	29
Raízen Combustíveis S.A.(i)	7,821	6,263
Other	—	183

	49,312	44,680

Non-current assets
Comercial operations
Raízen Combustíveis S.A. (i)	28,899	27,523

	28,899	27,523

Preferred shares
Raízen Energia S.A.(i)	37,592	37,470

	37,592	37,470

Financial operations
Rezende Barbosa(ii)	21,144	23,144
Other	150	2,253

	21,294	25,397

	87,785	90,390

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2019	December 31, 2018
Current liabilities
Corporate operations / agreements
Raízen Energia S.A.(i)	229,272	215,582
Raízen Combustíveis S.A.(i)	149,579	136,779
Other	765	3,610

	379,616	355,971

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

(ii)	The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries in 2009. These receivables are secured by Cosan S.A. shares.

b)	Related party transactions

	March 31, 2019	March 31, 2018
Product sales
Raízen Energia S.A.	107,803	77,858
Raízen Combustíveis S.A	49,785	38,570
Other	3,939	7,439

	161,527	123,867
Purchase of goods / inputs
Raízen Energia S.A.	(197)	(14)
Raízen Combustíveis S.A	(278,333)	(252,505)

	(278,530)	(252,519)
Shared income (expense)
Raízen Energia S.A.	(19,034)	(18,525)

	(19,034)	(18,525)
Financial result
Raízen Energia S.A.	1,368	2,051
Other	(71)	(59)

	1,297	1,992

c)	Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	March 31, 2019	March 31, 2018
Short-term benefits to officers and directors	23,273	16,149
Post-employment benefits	169	71
Other long-term benefits	—	35
Stock option expense	2,534	12,404

	25,976	28,659

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.5	Loans, borrowings and debentures

	Interest
Description	Index	Annual interest rate	March 31, 2019	December 31, 2018	Maturity	Objective
With guarantee
BNDES	URTJLP	9.29%	2,616,967	2,584,347	Dec-29	Expansion project
	Fixed	5.33%	999,081	1,055,281	Feb-25	Expansion project
	TJ462	9.92%	274,476	316,854	Oct-20	Investment
	Selic	8.32%	133,784	152,562	Oct-20	Investment
	Selic	8.49%	61,220	63,852	Jun-23	Investment
	TJLP	9.11%	102,039	107,731	Jun-23	Investment
	Selic	13.65%	2,646	3,930	Sep-20	Expansion project
	Fixed	4.75%	5,290	2,261	Jan-24	Expansion project
	IPCA	11.91%	2,278	2,211	Nov-21	Expansion project
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	72,253	—	Sep-26	Investment
EIB	U.S.$	3.88%	91,105	89,003	Jun-20	Investment
	U.S.$	2.94%	42,769	54,508	Sep-20	Investment
	U.S.$ + LIBOR	3.43%	116,642	115,581	May-21	Investment
	U.S.$ + LIBOR	3.29%	108,462	130,402	Sep-21	Investment
FINEP	Fixed	5.00%	93,357	93,309	Nov-22	Investment

			4,722,369	4,771,832

Without guarantee
Foreign loans	GBP + Libor	4.22%	378,696	363,250	Dec-22	Acquisition
	GBP + Libor	2.47%	219,760	199,794	Nov-20	Acquisition
	126% of CDI	8.13%	—	514,817	Dec-23	Exportation
	CDI + 0.80%	7.25%	497,925	—	Dec-23	Exportation
	125% of CDI	8.06%	—	646,024	Dec-23	Exportation
Perpetual Notes	U.S.$	8.25%	1,972,907	1,961,819	Nov-40	Acquisition
Resolution 4131	U.S.$	4.79%	40,438	39,738	Oct-20	Working capital
	U.S.$ + Libor	3.79%	157,847	156,387	Feb-20	Working capital
	U.S.$	3.67%	298,988	292,172	May-23	Working capital
	U.S.$	4.34%	41,184	41,033	Dec-20	Working capital
	U.S.$	3.43%	210,627	209,987	Nov-22	Working capital
Senior Notes Due 2023	U.S.$	5.00%	410,958	409,590	Mar-23	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	2,985,388	2,977,721	Jan-27	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	3,067,536	3,061,566	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	2,025,299	2,022,793	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	2,011,579	1,997,394	Jan-25	Acquisition
Commercial banks	Fixed U.S.$	5.33%	7,793	15,499	Jun-19	Working capital
Working capital	120.25% of CDI	7.74%	31,389	30,828	Aug-20	Working capital
	124.60% of CDI	8.04%	15,125	—	Feb-20	Working capital
	125% of CDI	8.06%	5,114	5,018	Dec-19	Working capital
	122% of CDI	7.86%	—	15,402	Feb-19	Working capital
Prepayment	U.S.$+Libor	4.10%	7,869	11,706	Apr-19	Working capital
Debentures	IGPM + 6,10%	11.64%	233,449	228,010	May-28	Working capital
	IPCA + 5.57%	9.68%	208,376	203,613	Sep-20	Working capital
	IPCA + 7.14%	11.31%	314,849	305,894	Dec-20	Working capital
	IPCA + 7.48%	11.66%	283,281	275,014	Dec-22	Working capital
	IPCA + 7.36%	11.54%	93,355	90,656	Dec-25	Working capital
	IPCA + 5.87%	9.99%	797,528	767,638	Dec-23	Working capital
	IPCA + 4.33%	8.39%	424,084	414,583	Oct-24	Working capital
	IPCA + 4.68%	8.75%	512,798	—	Feb-26	Working capital
	IPCA + 4.50%	8.57%	595,574	—	Feb-29	Working capital
	106 % of CDI	6.80%	1,700,956	—	Feb-21	Acquisition
	128 % of CDI	8.26%	—	501,064	Dec-25	Working capital
	CDI + 0.90%	7.36%	42,759	43,471	Sep-19	Working capital

			19,593,431	17,802,481

Total			24,315,800	22,574,313

Current			2,670,584	2,115,305

Non-current			21,645,216	20,459,008

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Non-current borrowings are scheduled to fall due as follows:

	March 31, 2019	December 31, 2018
13 to 24 months	2,936,091	2,113,502
25 to 36 months	1,191,420	1,310,790
37 to 48 months	1,440,957	1,201,227
49 to 60 months	4,751,565	2,429,146
61 to 72 months	4,917,816	5,783,465
73 to 84 months	346,164	2,332,961
85 to 96 months	3,331,725	475,964
Thereafter	2,729,478	4,811,953

	21,645,216	20,459,008

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	March 31, 2019	December 31, 2018
Reais (R$)	10,047,700	8,424,373
Dollar (U.S.$)	13,597,391	13,586,897
Pound (GBP)	598,456	563,043
Euro (€)	72,253	—

	24,315,800	22,574,313

At March 31, 2019, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 5.9). For the 5th Issuance of debentures denominated in R$ of the Comgás subsidiary, a derivative operation was carried out in which its future cash flow was protected, and the IPCA interest rate risk was changed by percentage of the CDI.

Below are the movements that occurred for the period ended March 31, 2019:

At December 31, 2018	22,574,313
Raised	3,027,460
Repayment of principal on loans, borrowings and debentures	(1,469,202)
Payment of interest on loans, borrowings and debentures	(468,768)
Interest, exchange rate and fair value	651,997

At March 31, 2019	24,315,800

a)	Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On March 31, 2019, the balance of bank guarantees contracted was R$1,134,519 and R$2,327,308 with an average cost of 0.97% p.a. and 2.32% p.a., respectively (R$1,195,048 and R$2,475,175 as of December 31, 2018).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)	Available credit line

As of March 31, 2019, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$1,935,490 (R$ 2,108,824 on December 31, 2018).

As of March 31, 2019, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$501,000 (R$ 501,000 on December 31, 2018).

The use of these credit lines is subject to certain contractual conditions.

c)	Financial Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debit	Triggers	Ratios
Debenture 3rd issue – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
Debenture 4th issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
Debenture 5th issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 6th issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 7th Issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 2nd issue—Cosan	Net debt / EBITDA not higher than or equal to 4.5	2.2
Senior Notes Due 2024 – Cosan Limited	Pro forma(i) / EBITDA not higher than or equal to 3.5	2.3
Senior Notes Due 2024 – Rumo	Net debt / EBITDA not higher than or equal to 4.0	2.2
Senior Notes Due 2025—Rumo	Net debt / EBITDA not higher than or equal to 4.0	2.2
Senior Notes Due 2027(ii) Cosan	Pro forma(i) / EBITDA not higher than or equal to 3.5	2.1
BNDES – Rumo	Net Financial Debt / EBITDA not higher than or equal 4.0x in December 2018	2.06
BNDES—Rumo	EBITDA / Consolidated Financial Result higher than or equal 1.40x in December 2018	2.68

(i)	Included joint ventures.
(ii)	The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

For the other loans, borrowings and debentures of the Company there are no financial clauses.

As at March 31, 2019, the Company and its subsidiaries were in compliance with all debt financial covenants.

d)	Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 21.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.6	Leases

Leases liabilities are payable as follows:

	March 31, 2019				December 31, 2018
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease	455,096	1,500,584	1,084,315	3,039,995	764,428
Rolling stock	154,356	359,995	101,418	615,769	600,142
Concession	231,980	924,516	845,490	2,001,986	161,085
Land, buildings and improvements	46,231	161,464	95,595	303,290	—
Machinery, equipment and facilities	3,019	6,155	—	9,174	—
Software	10,492	41,955	41,812	94,259	—
Other	9,018	6,499	—	15,517	3,201
Interest	(172,207)	(472,062)	(171,017)	(815,286)	(211,078)
Rolling stock	(45,258)	(99,197)	(16,668)	(161,123)	(159,648)
Concession	(104,145)	(310,562)	(134,928)	(549,635)	(51,143)
Land, buildings and improvements	(16,917)	(47,818)	(13,625)	(78,360)	—
Machinery, equipment and facilities	(636)	(827)	—	(1,463)	—
Software	(4,447)	(13,441)	(5,796)	(23,684)	—
Other	(804)	(217)	—	(1,021)	(287)

Present value of minimum lease payments	282,889	1,028,522	913,298	2,224,709	553,350

Current				283,452	120,491

Non-current				1,941,257	432,859

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as general market price index—IGP-M or Brazilian consumer price index—IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options.

Below are the movements that occurred for the period ended March 31, 2019:

March 31, 2019
At the beginning of the period	553,350
Initial recognition of IFRS 16	1,715,061
Recognition of interest	54,290
Payment of principal	(58,075)
Payment of interest	(39,917)

At the end of the period	2,224,709

5.7	Trade payables

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	March 31, 2019	December 31, 2018
Natural gas suppliers	854,288	838,105
Materials and service suppliers	1,118,088	1,073,227
Other	12,590	12,588

	1,984,966	1,923,920

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.8	Derivative financial instruments

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Exchange rate derivatives
Forward agreements	501,670	907,832	10,431	1,719
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,804,503	2,114,926	437,039	394,497
Swap agreements (exchange and interest rate)	12,300,892	11,896,908	2,299,682	2,126,927

	15,105,395	14,011,834	2,736,721	2,521,424
Total financial instruments			2,747,152	2,523,143

Assets			2,769,460	2,548,857

Liabilities			(22,308)	(25,714)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt(i)	Derivative(ii)	Total
At December 31, 2018	(8,464,516)	1,344,589	(7,119,927)
Interest amortization	232,392	11,675	244,067
Fair value	(273,969)	150,511	(123,458)

At March 31, 2019	(8,506,093)	1,506,775	(6,999,318)

(i)	Loans, borrowings and debentures (Note 5.5)
(ii)	Derivate financial instruments

5.9	Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	March 31, 2019	December 31, 2018
Senior Notes 2023	Cosan S.A.	99.02%	96.86%
Senior Notes 2024	Rumo Luxembourg	106.39%	104.27%
Senior Notes 2024	Cosan Limited	101.91%	98.55%
Senior Notes 2025	Rumo Luxembourg	100.69%	94.94%
Senior Notes 2027	Cosan S.A.	105.45%	101.15%
Perpetual Notes	Cosan S.A.	102.42%	101.21%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		March 31, 2019		December 31, 2018
	Note	March 31, 2019	December 31, 2018	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	1,729,318	1,600,590	1,729,318	—	1,600,590	—
Marketable securities	5.2	2,769,792	4,202,835	2,769,792	—	4,202,835	—
Contingent consideration asset (i)	5.9	128,000	—	—	128,000	—	—
Derivate financial instruments	5.8	2,769,460	2,548,857	2,769,460	—	2,548,857	—

Total		7,396,570	8,352,282	7,268,570	128,000	8,352,282	—

Liabilities
Loans, borrowings and debentures	5.5	(10,567,128)	(12,569,126)	(10,567,128)	—	(12,569,126)	—
Contingent consideration payable (ii)	5.9	(72,467)	(64,969)	—	(72,467)	—	(64,969)
Derivative financial instruments	5.8	(22,308)	(25,714)	(22,308)	—	(25,714)	—

Total		(10,661,903)	(12,659,809)	(10,589,436)	(72,467)	(12,594,840)	(64,969)

(i)

The contingent consideration asset considers the Company ability to reach the Moove budget EBTIDA for the fiscal years of 2018 and 2019. Also, considering that EBTIDA of fiscal year 2018 was reached and the current fiscal year 2019 budget EBTIDA is expect to be reached, we determined the fair value as the fully contingent consideration receivable and recognized it as an asset.

(ii)

The valuation of the contingent consideration payable considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk.

6	Other current tax receivables

	March 31, 2019	December 31, 2018
COFINS—Revenue tax	673,640	646,135
ICMS—State VAT	593,012	575,494
ICMS CIAP—State VAT	164,539	183,845
PIS—Revenue tax	147,476	169,460
Credit installment	40,261	40,261
Other	39,825	32,496

	1,658,753	1,647,691
Current	821,955	796,199

Non-Current	836,798	851,492

7	Inventories

	March 31, 2019	December 31, 2018
Finished goods	406,156	389,896
Raw material for construction process	45,513	45,397
Fuels and lubricants	6,917	6,224
Spare parts and accessories	226,866	224,005
Warehouse and others	50,152	50,768

	735,604	716,290

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8	Investments in associates

8.1	Investments in subsidiaries and associates

Cosan’s subsidiaries are listed below:

	March 31, 2019	December 31, 2018
Directly owned subsidiaries
Cosan Logística S.A.	72.87%	72.50%
Cosan S.A.(i)	60.25%	60.25%
Interest of Cosan S.A. in its subsidiaries
Comgás(ii)	94.88%	80.12%
Cosan Lubes Investments Limited	70.00%	100.00%
Cosan Biomassa S.A.(i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A.(i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.(i)	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	100.00%	100.00%
Rumo S.A.	1.71%	1.71%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge	100.00%	100.00%
TTA(iii)	75.00%	75.00%
Cosan Lubrificantes S.R.L.(iii)	100.00%	100.00%
LubrigrupoII(iii)	100.00%	100.00%
Commercial Lubricants Moove Corp(iii)	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2019	December 31, 2018
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%

i.

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$112,641 as of March 31, 2019, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.

ii.

On March 8, 2019, Cosan S.A. performed a voluntary tender offer (Voluntary TO) acquiring 19,496,165 Class A preferred shares of its subsidiary Comgás, which represent 14.77% of its share capital. See detail of transaction below.

iii.	On March 29, 2019, Cosan S.A. conclude the investment agreement between Cosan Lubes and CVC Fund VII, which represent 30% of its share capital. See detail of transaction below.

Set out below are the associates as at March 31, 2019 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Novvi Limited Liability Company	1,011,000	202,200	17.82%	17.82%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2019	Interest in earnings (losses) of subsidiaries	Other comprehensive income (losses)	Increase/ reduction of capital	Other	At March 31, 2019	Interest in earnings (losses) of associates in March 31, 2018
Tellus Brasil Participações S.A.	101,109	717	—	—	—	101,826	716
Novvi Limited Liability Company	13,449	1,826	124	—	—	15,399	(5,008)
Janus Brasil Participações S.A.	93,821	(163)	—	26,045	—	119,703	933
Radar Propriedades Agrícolas S.A	59,584	263	9	—	—	59,856	329
Radar II Propriedades Agrícolas S.A	32,236	175	2	—	—	32,413	245
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	(1,411)
Other	49,111	(407)	—	—	(4,044)	44,660	1,389

	378,519	(26,798)	135	26,045	(4,044)	373,857	(2,807)

8.2	Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Comgás	132,023,251	26,243,394	19.88%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,088,431,798	69.82%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	5,709,179	0.48%
Cosan Lubes Investment	34,963,764	10,489,129	30.00%
Cosan S.A.	398,904,353	156,000,696	39.11%
Cosan Logística S.A.	463,224,241	125,570,897	27.11%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

	At January 1, 2019	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	New standards adopted by Company-Note 3.1	Other	At March 31, 2019	Interest in earnings (losses) of associates in March 31, 2018
Cosan S.A.	3,765,964	148,073	(277,325)	(73,228)	—	—	956	3,564,458	143,862
Cosan Logística S.A.	630,333	1,841	(8,053)	24	—	(41,670)	174	582,631	(4,460)
Comgás(i)	987,358	23,287	(776,549)	—	—	—	83	234,179	31,998
Cosan Lubes Investment(ii)	—	9,419	437,078	(4,188)	—	—	—	442,309	—
Rumo S.A.	5,929,151	19,234	—	195	(1,357)	(380,792)	1,601	5,568,032	(41,637)
Logispot Armazéns Agrícolas S.A.	34,656	159	—	—	—	—	—	34,815	162
Other	7,491	4,200	—	476	(162)	—	—	12,005	4,558

	11,354,953	206,213	(624,849)	(76,721)	(1,519)	(422,462)	2,814	10,438,429	134,483

(i)

As disclosed in Note 1, on March 13, 2019, the subsidiary Cosan S.A. concluded the voluntary tender offer (Voluntary TO) for acquisition of class A preferred shares issued by its subsidiary Companhia de Gás de São Paulo (Comgás), with acquisition of 19.496.165 Class A preferred shares for R$82.00 per share (Price per Share), which represents 14.77% of subsidiary capital. . As result of the acquisition of more than 2/3 (two thirds) Class A preferred shares, Cosan S.A. may be required to acquire the outstanding Class A preferred shares, in case of holder exercise its rights during period from March 8, 2019 to June 8, 2019. The purchase price of shares will be the same Price per Share determined in Voluntary TO, adjusted by the Brazilian basic interest rate Selic, computed from the offer period to the date of settlement.

As result of transaction, Cosan S.A. disbursed amount of R$1,599,237 that generate an increase in investments of R$776,549, changing the ownership interest at subsidiary from 80.12% to 94.88%.

(ii)

As disclosed in Note 1, an investment agreement was entered into between Cosan Lubes Investments Limited (“CLI” or “Moove”), and CVC, in which an amount of R$562,000 was made through the issuance of new common shares representing approximately 30% of Moove’s capital stock. Of this total, Moove received R$434,000, in addition to an amount related to a fair value of approximately R$128,000 until 2021, once the targets agreed upon in the agreement were met, without any change in the ownership interest. The effect of the change of participation recognized by the Company was R$124,905, consisting of the loss of participation with the entry of a new investor in the amount of R$(268,495) and the capital contribution in its new proportion of participation, in the amount of R$393,400.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

9	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%
Interest in earnings of joint ventures as at March 31, 2018	180,906	116,751	297,657
At January 1, 2019	3,104,613	4,973,294	8,077,907

Interest in earnings of joint ventures(i)	298,258	5,575	303,833
Other comprehensive (losses) income	(34,538)	(140,275)	(174,813)
Interest on capital	(23,500)	—	(23,500)
Dividends	(196,300)	—	(196,300)

At March 31, 2019	3,148,533	4,838,594	7,987,127

(i)	Includes amount of R$30,040, related to the effect of the adoption of IFRS 16 by the joint ventures, as described in Note 3.1.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

At March 31, 2019, the Company was in compliance with the covenants of the agreements governing the Joint Ventures.

10	Property, plant and equipment, intangible assets, goodwill and right-of-use assets

10.1	Property, plant and equipment

a)	Reconciliation of carrying amount

	Consolidated
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives(i)	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779
Transfers to right-of-use assets	(130,000)	(2,538)	(1,244,787)	—	—	—	(1,377,325)
At January 01, 2019	1,113,427	1,043,032	5,263,826	6,127,139	1,054,128	400,767	15,002,454
Additions	14	820	10	—	534,326	2,422	537,592
Disposals	(921)	1,606	(77,038)	—	(1,046)	(8,629)	(86,028)
Transfers	56,572	57,390	129,893	178,392	(444,248)	4,152	(17,849)
Effect of exchange rate fluctuations	1,207	1,282	—	—	436	1,446	4,371

At March 31, 2019	1,170,299	1,104,130	5,316,826	6,305,531	1,143,596	400,158	15,440,540

Depreciation
At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)
Transfers to right-of-use assets	50,450	2,532	462,748	—	—	—	515,730
At January 01, 2019	(300,711)	(440,677)	(1,280,966)	(1,406,964)	(10,842)	(6,067)	(3,446,227)
Additions	(17,392)	(29,724)	(136,143)	(175,172)	—	(9,624)	(368,055)
Disposals	—	4,675	76,518	—	—	2,245	83,438
Transfers	(252)	(2,007)	—	656	—	5,137	3,534
Effect of exchange rate fluctuations	(278)	(786)	—	—	—	(840)	(1,904)

At March 31, 2019	(318,633)	(468,519)	(1,340,591)	(1,581,480)	(10,842)	(9,149)	(3,729,214)

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

At March 31, 2019	851,666	635,611	3,976,235	4,724,051	1,132,754	391,009	11,711,326

(i)	On March 31, 2019 and December 31, 2018, railcars and locomotives in the amount of R$745,203 were placed on bail to guarantee bank loans (Note 5).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.2	Intangible assets and goodwill

	Consolidated
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2018	883,234	17,510,303	435,624	37,877	742,863	491,769	20,101,670
Additions	—	(16,523)	—	—	21,281	17,484	22,242
Disposals	—	(9,959)	—	—	(56)	—	(10,015)
Transfers	—	98,998	—	—	(4,339)	11,181	105,840
Effect of exchange rate fluctuations	3,421	—	—	889	1,435	609	6,354

At March 31, 2019	886,655	17,582,819	435,624	38,766	761,184	521,043	20,226,091

Amortization
At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)
Additions	—	(121,815)	(2,935)	—	(26,459)	(12,860)	(164,069)
Disposals	—	4,912	—	—	42	—	4,954
Transfers	—	(1)	—	—	(84)	—	(85)
Effect of exchange rate fluctuations	—	—	—	—	(296)	(173)	(469)

At March 31, 2019	—	(2,500,727)	(227,291)	—	(341,416)	(219,370)	(3,288,804)

At December 31, 2018	883,234	15,126,480	211,268	37,877	428,244	285,432	16,972,535

At March 31, 2019	886,655	15,082,092	208,333	38,766	419,768	301,673	16,937,287

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the period ended March 31, 2019, R$3,202 was capitalized at an average rate of 8.60% p.a. (R$2,123 and 8.11% p.a. on March 31, 2018).

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization %	March 31, 2019	December 31, 2018
Comgás(i)	Concession term	7,993,250	8,007,412
Rumo(ii)	Concession term	7,088,842	7,119,068

		15,082,092	15,126,480
Operating license for port terminal (iii)	3.70%	208,333	211,268
Trademarks:
Comma	Undefined	38,766	37,877

		38,766	37,877
Customers relationship:
Comgás	20.00%	145,817	149,890
Moove	6.00%	273,951	278,354

		419,768	428,244
Other
Software license	20.00%	173,198	168,892
Other		128,475	116,540

		301,673	285,432
Total		16,050,632	16,089,301

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo S.A., from the business combinations.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)	Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During the period ended March 31, 2019, no impairment indicators were identified that would require the review of the last test conducted at December 31, 2018.

10.3	Right-of-use assets

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
Initial recognition of IFRS 16	112,639	8,270	43,880	69,449	13,603	1,083,385	1,331,226
Transfers from property, plant and equipment and other assets(i)	130,000	2,538	1,244,787	—	—	50,168	1,427,493

At January 1, 2019	242,639	10,808	1,288,667	69,449	13,603	1,133,553	2,758,719

Additions	—	—	—	—	—	—	—

At March 31, 2019	242,639	10,808	1,288,667	69,449	13,603	1,133,553	2,758,719

Amortization:
Transfers from property, plant and equipment (i)	(50,450)	(2,532)	(462,748)	—	—	—	(515,730)
Impairment (ii)	—	—	—	—	—	(179,167)	(179,167)

At January 1, 2019	(50,450)	(2,532)	(462,748)	—	—	(179,167)	(694,897)

Additions	(4,443)	(649)	(2,369)	(1,736)	(1,602)	(30,129)	(40,928)
Impairment (ii)	—	—	—	—	—	5,772	5,772
Effect of exchange rate fluctuations	(7)	—	—	—	—	—	(7)

At March 31, 2019	(54,900)	(3,181)	(465,117)	(1,736)	(1,602)	(203,524)	(730,060)

At January 1, 2019	192,189	8,276	825,919	69,449	13,603	954,386	2,063,822

At March 31, 2019	187,739	7,627	823,550	67,713	12,001	930,029	2,028,659

(i)

As at January 1, 2019, the Company transferred property, plant and equipment in the amount of R$861,595 (R$1,377,325 as cost and R$515,730 of cumulated depreciation) to the right-of-use assets, as result of initial recognition of IFRS 16. Transferred assets also consider amount of R$50,168 related to advances performed at the beginning of concession, previously presented as other assets.

(ii)

During year ended December 31, 2018, Malha Oeste, a Rumo subsidiary, recognized impairment on its long lived assets. As result of initial recognition of IFRS 16, Malha Oeste also recognized impairment on its related right-of-use assets.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

11	Concession payables

	March 31, 2019			December 31, 2018
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	25,668	25,725	51,393	60,761
Rumo Malha Paulista	33,065	25,187	58,252	45,892

	58,733	50,912	109,645	106,653
Court discussion
Rumo Malha Paulista	1,737,025	—	1,737,025	1,695,770
Rumo Malha Oeste	1,352,892	81,619	1,434,511	1,406,145

	3,089,917	81,619	3,171,536	3,101,915
Total	3,148,650	132,531	3,281,181	3,208,568

Current			29,634	28,797

Non-current			3,251,547	3,179,771

Judicial deposits at March 31, 2019 and December 31, 2018 concerning the above claims totaled:

	March 31, 2019	December 31, 2018
Rumo Malha Paulista	119,806	119,806
Rumo Malha Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

12	Other taxes payable

	March 31, 2019	December 31, 2018
Tax amnesty and refinancing program – Refis	213,524	216,984
ICMS – State VAT	173,584	96,793
COFINS – Revenue tax	63,903	47,017
PIS – Revenue tax	12,654	7,654
ISS – Service tax	4,189	4,666
IOF – Financial tax	1,392	1,318
INSS – Social security	5,579	7,337
Other	31,537	18,417

	506,362	400,186

Current	353,301	245,587

Non-Current	153,061	154,599

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

13	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	March 31, 2019	March 31, 2018
Profit before taxes	477,717	323,838
Income tax and social contribution nominal rate (34%)	(162,424)	(110,105)
Adjustments to determine the effective rate		—
Interest in earnings of investees (non-taxable income)	94,192	100,249
Differences in tax rates on earnings / losses of overseas companies	(11,497)	(35,370)
Granted income tax incentive	27,974	4,830
Share-based payment transactions	(277)	(1,035)
Interest on shareholders’ equity	(7,990)	(5,270)
Non-deductible expenses (donations, gifts, etc.)	(4,657)	(1,211)
Tax losses not recorded(i)	(39,413)	(39,250)
Goodwill amortization effect	318	463
Tax effects of discounts granted – PERT	—	110
Other	22,486	3,538

Income tax and social contribution benefit (expense) – current and deferred	(81,288)	(83,051)

Effective rate—%	17.02%	25.65%

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	March 31, 2019	March 31, 2018
Assets credit of:
Income tax loss carry forwards	2,248,871	2,190,068
Social contribution tax loss carry forwards	822,942	801,866
Temporary differences
Foreign exchange – Loans and borrowings	807,856	789,220
Legal proceedings provision	438,155	396,577
Impairment provision	231,583	241,083
Provisions for employee benefits	186,860	175,178
Allowance for doubtful accounts	28,824	30,327
Regulatory asset (liability)	58,166	59,597
Impairment of tax credit	75,361	74,900
Share-based payment transactions	6,196	5,246
Profit sharing	20,876	51,601
Interest on preferred shareholders payable in subsidiaries	141,833	155,562
Property, plant and equipment – useful life review	304,980	277,925
Temporary differences	205,149	208,104
Other	57,254	67,991

Total	5,634,906	5,525,245
(-) Deferred taxes assets not recognized	(2,290,588)	(2,104,742)
Liabilities credit of:
Temporary differences
Business combination – property, plant and equipment	53,965	63,574
Tax deductible goodwill	(390,249)	(389,679)
Lease	(39,161)	(228,055)
Concession contract	(6,261)	(6,745)
Unrealized gains on derivatives instruments	(703,596)	(664,841)
Fair value option in loans	87,796	57,298
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination – Intangible asset	(3,717,505)	(3,725,546)
Other	72,800	56,201

Total	(5,777,247)	(5,972,829)

Total of deferred taxes recorded	(2,432,929)	(2,552,326)

Deferred income tax – Assets	1,614,897	1,540,693

Deferred income tax – Liabilities	(4,047,826)	(4,093,019)

c)	Changes in deferred income tax

At December 31, 2018	(2,552,326)
Recorded through profit and loss	70,982
Initial recognition of IFRS 16(i)	45,650
Other	2,765

At March 31, 2019	(2,432,929)

(i)	Refers to deferred tax assets effects on impairment of right-use-assets of Rumo, as result of first time adoption of IFRS 16, disclosed in Note 3.1.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company expects to realize the full deferred tax on tax losses and social contribution.

14	Provision for legal proceedings

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at March 31, 2019 and December 31, 2018 in respect of:

	Provision for legal proceedings		Judicial deposit
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Tax	600,364	534,131	474,585	460,484
Civil, environmental and regulatory	379,782	362,725	205,913	199,526
Labor	468,942	466,312	224,544	218,797

	1,449,088	1,363,168	905,042	878,807

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2018	534,131	362,725	466,312	1,363,168
Provisions	30,056	6,411	23,225	59,692
Settlement / Write-offs	(8,099)	(13,145)	(29,828)	(51,072)
Monetary variation(i)	44,276	23,791	9,233	77,300

At March 31, 2019	600,364	379,782	468,942	1,449,088

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	March 31, 2019	December 31, 2018
Compensation with FINSOCIAL	288,566	286,929
INSS – Social security	94,418	80,134
State VAT – ICMS credit	95,104	72,941
PIS and COFINS	2,332	171
IPI – Excise tax credit – NT(i)	68,338	28,931
Federal income tax	1,761	1,589
Other	49,845	63,436

	600,364	534,131

(i)

During the period ended March 31, 2019, the Company recorded provision for lawsuits IPI Seletividade, related to period from November 1992 to December 1995, judged by the Brazilian Federal Supreme Court (“STF”), using the General Repercussion method (RE n ° 592,145, item 080), in the amount of R$39,407, with unfavorable scenario for the Company.

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	March 31, 2019	December 31, 2018
Civil	3,354,311	3,258,113
Labor	981,271	990,913
Regulatory	734,849	699,301
Environmental	472,785	460,911

	5,543,216	5,409,238

	March 31, 2019	December 31, 2018
ICMS – State VAT	2,713,642	2,684,248
Federal income taxes	3,335,609	3,372,743
IRRF – Withholding tax	953,978	982,134
PIS and COFINS – Revenue taxes	1,353,747	1,408,519
INSS – Social security and other	260,473	260,712
Goodwill Rumo	534,057	529,788
IPI – Excise tax credit – NT(ii)	430,245	490,500
Penalties related to tax positions	453,821	449,039
MP 470 – Tax installments	299,718	297,902
Foreign financial operation	28,050	290,220
Compensation with IPI – IN 67/98	135,215	134,642
Stock option	68,526	67,991
Financial transactions tax on loan	52,889	52,585
Social security contributions	4,154	4,121
Compensation credit award	43,548	43,121
Other	492,637	417,598

	11,160,309	11,485,863

(ii)

The reduction in IPI amounts, classified as possible losses, during the period ended March 31, 2019, is related to the decision to provide the lawsuits over the same period, as described above in section “a) – Probable losses – Tax”.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

15	Shareholders’ equity

a)	Share capital

At March 31, 2019 and December 31, 2018, Cosan Limited’s share capital is composed of the following:

Shareholders – Common shares	Class A common shares	%	Class B common shares	%
Controlling group	19,514,418	11.19%	96,332,044	100.00%
Renaissance Technologies LLC	1,549,696	0,89%	—	—
M&G Investment Management Limited	3,222,113	1.85%	—	—
Eastspring Investments (Singapore) Limited	3,805,730	2.18%	—	—
Free Float	106,023,577	60.81%	—	—

Total shares outstanding	134,115,534	76.92%	96,332,044	100.00%

Treasury shares	40,239,807	23.08%	—	—
Total	174,355,341	100.00%	96,332,044	100.00%

b)	Treasury shares

The Company holds 40,239,807 Class A treasury shares as of March 31, 2019 and December 31, 2018 with a market value of U.S$11.59 per share as of March 31, 2019 (U.S.$8.80 per share as of December 31, 2018).

c)	Other comprehensive (loss) income

	December 31, 2018	Comprehensive (loss) income	March 31, 2019
Foreign currency translation effects	(533,917)	(33,094)	(567,011)
Loss on cash flow hedge in joint ventures	21,493	(179,877)	(158,384)
Actuarial loss on defined benefit plan	(99,246)	—	(99,246)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,085	10	1,095

Total	(595,585)	(212,961)	(808,546)

Attributable to:
Owners of the Company	(587,173)	(136,240)	(735,467)
Non-controlling interests	(8,412)	(76,721)	(85,133)
	December 31, 2017	Comprehensive (loss) income	March 31, 2018
Foreign currency translation effects	(372,343)	(23,847)	(396,190)
Gain on cash flow hedge in joint ventures	14,610	3,317	17,927
Actuarial loss on defined benefit plan	(44,937)	(54)	(44,991)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	32	873

Total	(386,829)	(20,552)	(407,381)

Attributable to:
Owners of the Company	(394,212)	(15,647)	(409,859)
Non-controlling interests	7,383	(4,905)	2,478

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

16	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	March 31, 2019		March 31, 2018
Profit attributable from continued operation to ordinary equity holders for basic earnings		190,216		106,304
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(705)		(558)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		189,511		105,746
Basic number of shares outstanding – In thousands of shares		230,448		243,199
Effect of dilution:
Dilutive effect of stock option plan		9,451		13,212

Diluted number of shares outstanding – In thousands of shares		239,899		256,411
Basic earnings (loss) per share from:
Continuing operations	R$	0.8254	R$	0.4371

	R$ 0.8254		R$ 0.4371
Diluted earnings (loss) per share from:
Continuing operations	R$	0.7900	R$	0.4124

	R$ 0.7900		R$ 0.4124

The non-controlling interests of the indirect subsidiary Brado Logística S.A. (Brado) have the right to exercise a liquidity option provided for in the shareholders agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Companys exclusive discretion, an equivalent cash payment is also possible.

17	Net sales

The following is an analysis of the Company’s revenue for the period from continuing operations:

	March 31, 2019	March 31, 2018
Gross revenue from sales of products and services	5,443,157	4,163,010
Construction revenue	159,936	89,493
Indirect taxes and deductions	(882,881)	(709,075)

Net sales	4,720,212	3,543,428

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	March 31, 2019	March 31, 2018
At a point in time
Comgás – Gas distribution	1,886,754	1,327,496
Moove – Lubricants and basic oil	1,027,575	717,090
Other	13,668	14,288

	2,927,997	2,058,874
Over time
Logistic – Transportation	1,568,425	1,341,511
Logistic – Port elevation	66,521	55,172
Comgás – Construction revenue	159,936	89,493
Other services	6,765	7,482

	1,801,647	1,493,658
Elimination	(9,432)	(9,104)

Total of net sales	4,720,212	3,543,428

18	Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	March 31, 2019	March 31, 2018
Raw materials and consumables used(i)	(1,999,158)	(1,266,830)
Construction cost	(159,936)	(89,493)
Expenses with third-party services	(140,716)	(138,165)
Employee benefit expense	(374,956)	(318,663)
Selling expenses	(8,874)	(6,201)
Transportation expenses	(608,338)	(504,918)
Leases and concessions expenses	—	(51,686)
Depreciation and amortization	(562,804)	(473,293)
Other	(137,052)	(121,850)

	(3,991,834)	(2,971,099)
Cost of sales	(3,469,327)	(2,512,680)
Selling	(264,022)	(245,069)
General and administrative	(258,485)	(213,350)

	(3,991,834)	(2,971,099)

(i)

The increase in costs with raw materials during the period ended March 31, 2019 is related to the impact of Moove segment, of production and distribution of lubricants, represented by business of Cosan S.R.L, TTA, LubrigrupoII and Metrolube and increase in unit cost of gas, from Comgás segment.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

19	Other income (expenses), net

	March 31, 2019	March 31, 2018
Gain on litigation indemnification	50,284	—
Revenue from sale of scrap	9,234	12,947
Insurance reimbursement income	—	3,588
Loss on disposal of non-current assets and intangibles	(6,251)	(770)
Net effect of legal proceedings, recoverable and tax installments	(45,734)	(31,398)
Other	(12,602)	(7,028)

	(5,069)	(22,661)

20	Finance results

Details of finance income and costs are as follows:

	March 31, 2019	March 31, 2018
Cost of gross debt
Interest on debt	(364,874)	(433,492)
Monetary and exchange rate variation	(71,779)	(56,561)
Derivatives and fair value measurement	64,488	56,443
Amortization of borrowing costs	(14,313)	(9,975)
Guarantees and warranties on debt	(20,305)	(35,662)

	(406,783)	(479,247)
Income from financial investment and exchange rate in cash and cash equivalents	88,236	117,346

Cost of debt, net	(318,547)	(361,901)
Other charges and monetary variations
Interest on other receivables	22,006	47,013
Interest on other liabilities	(39,159)	(36,212)
Monetary variation on leases and concessions agreements	(48,611)	(45,231)
Monetary variation on leases	(48,268)	(52,319)
Advances on real state credits	—	(1,206)
Interest on shareholders’ equity	—	722
Interest on contingencies and contracts	(65,493)	(27,044)
Bank charges and other	(24,445)	(22,963)
Exchange variation	(110)	(21,539)

	(204,080)	(158,779)

Finance results, net	(522,627)	(520,680)

Reconciliation
Finance expense	(807,381)	(499,883)
Finance income	126,796	188,848
Foreign exchange (losses) gain, net	(71,144)	(75,957)
Derivatives	229,102	(133,688)

Finance results, net	(522,627)	(520,680)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

21	Financial risk management

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.	Foreign exchange risk

As at March 31, 2019 and December 31, 2018, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar (US$) and Euro (€):

	March 31, 2019	December 31, 2018
Cash and cash equivalents	705,415	1,285,156
Trade receivables	33,890	51,734
Trade payables	(63,840)	(245,885)
Loans, borrowings and debentures	(13,669,644)	(13,480,808)
Contingent consideration payable	(72,467)	(64,969)
Derivative financial instruments (notional)	11,655,087	11,064,567

Foreign exchange exposure, net	(1,411,559)	(1,390,205)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. Dollar and Euro at March, 2019 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar and Euro (E$) exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	U.S.$ fluctuation	(23,841)	170,373	340,749	(170,373)	(340,749)
Trade receivables	U.S.$ fluctuation	(1,145)	8,186	16,372	(8,186)	(16,372)
Trade payables	U.S.$ fluctuation	2,158	(15,421)	(30,841)	15,421	30,841
Exchange rate derivatives	U.S.$ fluctuation	(459,619)	3,173,696	6,347,390	(3,173,696)	(6,347,390)
Loans, borrowings and debentures	U.S.$ fluctuation	446,815	(3,309,689)	(6,619,377)	3,309,689	6,619,377
Contingent consideration payable	U.S.$ fluctuation	2,449	(17,505)	(35,009)	17,505	35,009

Impacts on profit or loss		(33,183)	9,640	19,284	(9,640)	(19,284)

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$) and (R$/Euro)
	March 31, 2019	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	3.8967	3.7500	4.6875	5.6250	2.8125	1.8750
Euro	4.3760	4.4600	5.5750	6.6900	3.3450	2.2300

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	March 31, 2019
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	245,875	61,468	122,931	(61,468)	(122,931)
Marketable securities	184,226	46,057	92,113	(46,057)	(92,113)
Contingent consideration asset	4,256	1,062	2,131	(1,062)	(2,131)
Restricted cash	8,393	2,098	4,197	(2,098)	(4,197)
Leases	(15,710)	(3,124)	(6,248)	3,124	6,248
Derivative financial instruments	(362,910)	(1,233,177)	(2,306,744)	1,429,960	3,081,216
Loans, borrowings and debentures	(1,049,093)	(159,575)	(286,223)	159,575	286,479

Impacts on profit or loss	(984,963)	(1,285,191)	(2,377,843)	1,481,974	3,152,571

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.65%	8.31%	9.98%	4.99%	3.33%
CDI	6.65%	8.31%	9.98%	4.99%	3.33%
TJLP462 (TJLP + 1% p.a.)	6.80%	8.25%	9.70%	5.35%	3.90%
TJLP	5.80%	7.25%	8.70%	4.35%	2.90%
IGPM	3.38%	4.23%	5.07%	2.54%	1.69%
IPCA	3.70%	4.63%	5.55%	2.78%	1.85%
Fed Funds	2.40%	3.00%	3.60%	1.80%	1.20%
Libor	2.38%	2.98%	3.57%	1.79%	1.19%

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	March 31, 2019	December 31, 2018
Cash and cash equivalents	4,661,559	3,621,798
Trade receivables	1,892,306	1,588,192
Marketable securities	2,769,792	4,202,835
Derivative financial instruments	2,769,460	2,548,857
Receivables from related parties	137,097	135,070
Dividends receivable	14,797	27,320
Restricted cash	126,219	115,124

	12,371,230	12,239,196

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2019	December 31, 2018
AAA	8,010,326	8,911,418
AA	2,318,715	1,577,196

	10,329,041	10,488,614

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	March 31, 2019					December 31, 2018
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,828,654)	(4,251,407)	(12,104,548)	(13,528,393)	(33,713,002)	(31,569,411)
Trade payables	(1,984,966)	—	—	—	(1,984,966)	(1,923,920)
Other financial liabilities	(358,644)	—	—	—	(358,644)	(455,702)
Tax installments—REFIS	(12,247)	(6,948)	(10,976)	(200,051)	(230,222)	(232,358)
Leases	(450,534)	(420,776)	(1,089,359)	(1,106,650)	(3,067,319)	(837,662)
Derivative financial instruments	101,984	(84,602)	181,201	2,199,268	2,397,851	3,453,882
Payables to related parties	(379,616)	—	—	—	(379,616)	(355,971)
Dividends payable	(184,917)	—	—	—	(184,917)	(187,415)

	(7,097,594)	(4,763,733)	(13,023,682)	(12,635,826)	(37,520,835)	(32,108,557)

22	Post-employment benefits

	March 31, 2019	December 31, 2018
Futura	77,174	75,298
Futura II	214	252
Comgás	508,124	504,320

	585,512	579,870

During the period ended March 31, 2019, the amount of sponsor contributions to the plans was R$8,462 (R$7,442 on March 31 2018).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

23	Share-based payment

The Company and its subsidiaries have two active share-based payment plans. (i) “Stock Option Plan” provides the distribution of stock options to executives of the Company and its subsidiaries. (ii) “Stock-Based Compensation Plan” provides the granting of shares to the Company’s officers and employees.

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

Type of award / Grant date	Company	Expected life (years)	Granted
Stock option programs
August 18, 2011—(A)	Cosan S.A.	1 to 7	4,825,000
August 18, 2011—(B)	Cosan S.A.	1 to 12	5,000,000
December 12, 2012—(C)	Cosan S.A.	1 to 7	700,000
April 24, 2013	Cosan S.A.	5 to 7	970,000
April 25, 2014	Cosan S.A.	5 to 7	960,000
August 31, 2015	Cosan S.A.	5 to 7	759,000

			13,214,000
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000
July 31, 2017	Cosan S.A.	5	298,107
July 31, 2018	Cosan S.A.	5	210,602
April 20, 2017	Comgás	5	61,300
August 12, 2017	Comgás	5	97,780
August 1, 2018	Comgás	5	96,787
August 18, 2017	Cosan Limited	5	2,053,632
October 1, 2015	Rumo S.A	5	1,485,900
January 2, 2017	Rumo S.A	5	1,476,000
September 1, 2017	Rumo S.A	5	870,900
August 1, 2018	Rumo S.A	5	1,149,544

			8,074,552
Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000

a)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total	Weighted-average exercise price
At December 31, 2018	5,029,000	5,695,601	10,724,601	33.77
Vested	—	(31,515)	(31,515)	—
Cancelled	—	(50,028)	(50,028)	—

At March 31, 2019	5,029,000	5,614,058	10,643,058	36.19

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended March 31, 2019 and 2018 was as follows:

	Stock option programs	Stock grant programs	Total
Period ended March 31, 2018	1,706	11,343	13,049

Period ended March 31, 2019	814	14,424	15,238

24	Subsequent events

24.1	Dividend distribution of Cosan S.A.

On April 26, 2019, the Ordinary and Extraordinary General Meeting, of the subsidiary Cosan S.A, approved the distribution of mandatory minimum dividends in the amount of R$392,426.

24.2	Capital increase of Cosan S.A.

On April 26, 2019, the Ordinary and Extraordinary General Meeting approved the increase of the Cosan S.A’s share capital in the amount of R$626,738, without the issuance of new shares, by converting the existing balance of the Legal reserve and part of the existing balance of capital reserve and retained earnings reserve.

24.3	Cancellation of treasury shares of Cosan S.A.

On April 26, 2019, it was ratified at the Ordinary and Extraordinary Shareholders’ Meeting and the cancellation of 9,000,0000 shares issued by the Company that were held in treasury, previously performed by the Board of Directors on March 26, 2019.

24.4	Capital increase – Comgás—goodwill reserve

On April 25, 2019, the Ordinary and Extraordinary General Meeting approved the increase of the Comgás share capital in the amount of R$56,276, through the capitalization of the Special Goodwill reserve.

24.5	Capital increase – Comgás – legal reserve

On April 25, 2019, the Ordinary and Extraordinary General Meeting approved the increase of the Comgás share capital in the amount of R$300,007, through the capitalization of the Legal reserve.

24.6	Cancellation of treasury shares of Cosan Limited

On April 24, 2019, the Company announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s share capital. After the cancellation, remaining142,115,534 total Class A common shares.

24.7	Voluntary public tender offer for the acquisition of common shares issued by its subsidiary Comgás

On April 30, 2019, Cosan S.A. announces a voluntary public tender offer (“Voluntary TO ON”) for the acquisition of common shares issued by its subsidiary Comgás, at the price of R$82.00 (eighty two Reais) per share. The Voluntary TO ON object will be the acquisition of up to all outstanding common shares issued by Comgás and traded on B3, currently amounting to 2,683,835 common shares, accounting for 2.03% of the total capital stock of Comgás, on the condition that two thirds (2/3) of all shareholders of outstanding common shares adhere to it. The Voluntary TO ON will not be registered at the CVM and will not require cancellation of Comgáss registration as issuer of Category A securities.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Cosan S.A. also signed, on this date, a private agreement with shareholders of 1,700,795 common shares issued by Comgás, under which Cosan undertakes to acquire, and the shareholders undertake to sell, all said common shares under the Voluntary TO ON. The common shares subject to this private agreement account for approximately 63.37% of the Comgás’s outstanding common shares.

25	New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2019. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these interim consolidated financial statements.

25.1	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting standards issued or in force during the fiscal year had or should have a material impact on these interim consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer